CALAMOS LONG/SHORT EQUITY & INCOME 2028 TERM TRUST

ORGANIZATIONAL EXPENSES AGREEMENT

CALAMOS LONG/SHORT EQUITY & INCOME 2028 TERM TRUST, a Delaware statutory trust (the “Trust”), and CALAMOS ADVISORS LLC, a Delaware limited liability company (“CALAMOS ADVISORS”), in consideration for the engagement by CALAMOS ADVISORS as the investment adviser for the Trust, agree as follows:

1. Advancement of Expenses. CALAMOS ADVISORS shall pay all of the Trust’s organizational expenses, including but not limited to initial registration fees and fees for services rendered prior to commencement of the initial public offering of shares.

2. Reimbursement of Expenses. The Trust shall reimburse CALAMOS ADVISORS for such expenses advanced on the Trust’s behalf upon receiving a request from CALAMOS ADVISORS seeking reimbursement.

3. Obligation of the Trust. This agreement is executed by an officer of the Trust on the Trust’s behalf and not individually. The obligations of this agreement with respect to the Trust are binding only upon the Trust’s assets and property and not upon the Trust’s trustees, officers or shareholders individually. The Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the State of Delaware.

Dated: October 18, 2017

CALAMOS LONG/SHORT EQUITY &		CALAMOS ADVISORS LLC
INCOME 2028 TERM TRUST

By	/s/ J. Christopher Jackson	By	/s/ Thomas Herman
Name:	J. Christopher Jackson	Name:	Thomas Herman
Title:	Vice President and Secretary	Title:	Chief Financial Officer